Aventura Holdings, Inc.

5555 Anglers Avenue

Suite 9

Ft. Lauderdale, Florida 33312

305.937.2000

September 18, 2008

William Schroeder, Staff Accountant

Hugh West, Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Mr. Schroeder and West:

We are responding to your letter of August 18, 2008, relating to the Form 10-K for the year ending December 31, 2008, for Aventura Holdings, Inc.

Comment 1: We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Response: We determined that because of the Company’s failure to file the required Management’s Annual Report on Internal Control over Financial Reporting (“Report of Management”) in its Annual Report on Form 10-K when it was originally filed on March 28, 2008, our disclosure controls and procedures were not effective as of the end of the period covered by the Annual Report on Form 10-K in recording, processing, summarizing and reporting information required to be disclosed by the Company, within the time periods specified in the SEC’s rules and forms. Accordingly, we are filing our second amended 10-K on this even date and have implemented additional controls and procedures designed to ensure that disclosures provided by the Company meets the then-current requirements of the applicable filing made under the Securities Exchange Act of 1934, as amended.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you in advance for your courtesy and cooperation regarding the resolution of this matter.

Sincerely,

/s/ Craig A. Waltzer
President, Director and Chief Executive Officer